Exhibit 21.1

Subsidiaries of TopCo

The following list of subsidiaries applies after completion of the Business Combination:

Name	Jurisdiction of Formation/ Organization
Alvotech Hf	Iceland
Alvotech Germany GmbH	Germany
Alvotech Malta Limited	Malta
Alvotech Swiss AG	Switzerland
Alvotech UK Ltd	United Kindom
Alvotech USA Inc.	United States
Alvotech Hannover GmbH	Germany
Alvotech Manco ehf.	Iceland
Alvotech Biosciences India Private Limited	India